UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

ADAMAS PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00548A106
(CUSIP Number)

Mohr Davidow Ventures
3000 Sand Hill Road, #3-290
Menlo Park, California 94025

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: MDV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1
MDV VII, L.P. (“MDV VII”), MDV VII Leaders’ Fund, L.P. (“MDV VII Leaders”), MDV ENF VII(A), L.P. (“MDV ENF VII(A)”), MDV ENF VII(B), L.P. (“MDV ENF VII(B)”), MDV IX, L.P. (“MDV IX”), MDV ENF IX, L.P. (“MDV ENF IX”), Seventh MDV Partners, L.L.C., the general partner of MDV VII, as nominee for MDV VII, MDV VII Leaders, MDV ENF VII(A) and MDV ENF VII(B) (“MDV VII GP”), Ninth MDV Partners, L.L.C., the general partner of MDV IX, as nominee for MDV IX and MDV ENF IX (“MDV IX GP”), Jonathan Feiber, a managing member of MDV VII GP and MDV IX GP (“Feiber”), Nancy Schoendorf, a managing member of MDV VII GP (“Schoendorf”), and William Ericson, a managing member of MDV IX GP and a member of the Issuer’s board of directors (“Ericson”), are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the Issuer’s initial public offering (“IPO”), as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the Securities and Exchange Commission (“SEC”) on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: MDV VII Leaders’ Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: MDV ENF VII(A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: MDV ENF VII(B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: Seventh MDV Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: MDV IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: MDV ENF IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: Ninth MDV Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: Jonathan Feiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: Nancy Schoendorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER:

4,584,0142
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

4,584,0142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,584,0142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.9%3
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), and (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

CUSIP No. 00548A106

1	NAMES OF REPORTING PERSONS: William Ericson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑1 (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

	7	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		30,0002
	8	SHARED VOTING POWER:

4,584,0143
	9	SOLE DISPOSITIVE POWER:

02
	10	SHARED DISPOSITIVE POWER:

4,584,0143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,614,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 28.0%4
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2	Consists of 30,000 shares of Common Stock issuable upon exercise of options held by Ericson, which are subject to an early exercise right and may be exercised in full prior to vesting.
3
Includes (i) 4,037,836 shares of Common Stock held by MDV VII, (ii) 25,661 shares of Common Stock held by MDV VII Leaders, (iii) 6,043 shares of Common Stock held by MDV ENF VII(A), (iv) 3,146 shares of Common Stock held by MDV ENF VII(B), (v) 511,328 shares of Common Stock held by MDV IX.

3
This percentage is calculated based upon (i) 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014 plus (ii) 30,000 shares of Common Stock underlying options held by the Reporting Person.

CUSIP No. 00548A106

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is common stock, par value $0.001 per share (the “Common Stock”), of Adamas Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2200 Powell St., Suite 220, Emeryville, California 94608.

Item 2. Identity and Background.

(a)
This Schedule 13D is filed by MDV VII, L.P. (“MDV VII”), MDV VII Leaders’ Fund, L.P. (“MDV VII Leaders”), MDV ENF VII(A), L.P. (“MDV ENF VII(A)”), MDV ENF VII(B), L.P. (“MDV ENF VII(B)” and together with MDV VII, MDV VII Leaders and MDV ENF VII(A), the “MDV VII Funds”), MDV IX, L.P. (“MDV IX”), MDV ENF IX, L.P. (“MDV ENF IX” and together with MDV IX, the “MDV IX Funds”), Seventh MDV Partners, L.L.C., the general partner of MDV VII, as nominee for the MDV VII Funds (“MDV VII GP”), Ninth MDV Partners, L.L.C., the general partner of MDV IX, as nominee for the MDV IX Funds (“MDV IX GP”), Jonathan Feiber, a managing member of MDV VII GP and MDV IX GP (“Feiber”), Nancy Schoendorf, a managing member of MDV VII GP (“Schoendorf”), and William Ericson, a managing member of MDV IX GP and a member of the Issuer’s board of directors (“Ericson” and collectively with the MDV VII Funds, the MDV IX Funds, MDV VII GP, MDV IX GP, Feiber and Schoendorf, the “Reporting Persons.”).

(b)	The address of the principal place of business of each of the Reporting Persons is 3000 Sand Hill Road, #3-290, Menlo Park, California 94025.

(c)	The principal business of each of the Reporting Persons is a venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of the MDV VII Funds and the MDV IX Funds is a Delaware limited partnership, each of MDV VII GP and MDV IX GP is a Delaware limited liability company, and each of Feiber, Schoendorf and Ericson is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the completion of the IPO, MDV VII held 1,029,984 shares of the Issuer’s Series AA Convertible Preferred Stock and MDV IX held 511,328 shares of the Issuer’s Series AA-1 Convertible Preferred Stock. Upon completion of the IPO, each share of Series AA Preferred Stock automatically converted into 1 share of Common Stock and each 1,000 shares of Series AA-1 Preferred Stock automatically converted into 1 share of Common Stock. On April 15, 2014, MDV VII purchased 265,150 shares of Common Stock in the IPO at the initial public offering price of $16.00 per share, MDV ENF VII(A) purchased 6,043 shares of Common Stock in the IPO at the initial public offering price of $16.00 per share, MDV ENF VII(B) purchased 3,146 shares of Common Stock in the IPO at the initial public offering price of $16.00 per share, and MDV VII Leaders purchased 25,661 shares of Common Stock in the IPO at the initial public offering price of $16.00 per share, for an aggregate purchase price of $4,800,000.

The funds used by the MDV VII Funds and MDV IX Funds to acquire the securities described herein were obtained from capital contributions by their respective partners.

CUSIP No. 00548A106

Item 4. Purpose of Transaction.

The MDV VII Funds and the MDV IX Funds purchased the Common Stock for investment purposes with the aim of increasing the value of its investments and the Issuer.

Ericson is a member of the Board of Directors of the Issuer and also serves as a managing member of MDV IX GP, which is the general partner of MDV IX, as nominee for the MDV IX Funds. Ericson is a general partner with Mohr Davidow Ventures and as a result may be deemed to indirectly beneficially own the shares owned by the MDV VII Funds.

Subject to applicable legal requirements, one or more of the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers. Other than described in this Item 4, none of the Reporting Persons has any present plans which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class
MDV VII	4,037,836	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
MDV VII Leaders	25,661	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
MDV ENF VII(A)	6,043	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
MDV ENF VII(B)	3,146	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
MDV IX	511,328	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
MDV ENF IX	0	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
MDV VII GP	0	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
MDV IX GP	0	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
Feiber	0	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
Schoendorf	0	0	4,584,014	0	4,584,014	4,584,014	27.9% (2)
Ericson	30,000	30,000	4,584,014	0	4,584,014	4,614,014	28.0% (3)

(1)
Feiber and Schoendorf are managing members of MDV VII GP, which serves as the general partner of MDV VII, as nominee for the MDV VII Funds, and share voting and dispositive power over the shares held by the MDV VII Funds. Ericson is a general partner with Mohr Davidow Ventures and may be deemed to indirectly beneficially own the shares held by the MDV VII Funds. Feiber and Ericson are managing members of MDV IX GP, which serves as the general partner of MDV IX, as nominee for the MDV IX Funds, and share voting and dispositive power over the shares held by the MDV IX Funds. MDV VII GP and MDV IX GP own no securities of the Issuer directly.

(2)
This percentage is calculated based upon 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014.

(3)
This percentage is calculated based upon (i) 16,422,992 shares of Common Stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 9, 2014, filed with the SEC on April 10, 2014 plus (ii) 30,000 shares of Common Stock underlying options held by the Reporting Person.

The information provided in Item 3 is hereby incorporated by reference.

CUSIP No. 00548A106

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Fourth Amended and Restated Investor Rights Agreement

MDV VII, as nominee for the MDV VII Funds, MDV IX, as nominee for the MDV IX Funds, and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into a Fourth Amended and Restated Investor Rights Agreement, dated June 30, 2011 (the “Investor Rights Agreement”), with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of Registrable Securities the Holders participating in any offering may include in any particular registration. The demand, piggyback and Form S-3 registration rights described below will expire on the earlier of (i) the date that is five years after the closing of the Issuer’s initial public offering or (ii) with respect to each Holder, at such time as (A) such Holder holds less than 0.5% of the Common Stock on an as-converted, fully diluted basis and (B) such Holder is entitled to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period.

Demand registration rights. At any time beginning sixth months after the closing of the Issuer’s initial public offering, the Holders of not less than 30% of the Registrable Securities may, on not more than two occasions, request that the Issuer file a registration statement having an aggregate offering price to the public of not less than $10,000,000 to register at least 30% of their Registrable Securities.

Piggyback registration rights. In the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”), either for its own account or for the account of other security holders, the Holders will be entitled to certain “piggyback” registration rights allowing them to include their Registrable Securities in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-3, S-4 or S-8, the Holders are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their Registrable Securities in the registration.

Form S-3 registration rights. The Holders are entitled to certain Form S-3 registration rights. The Holders may make a request that the Issuer register their Registrable Securities on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, after payment of underwriting discounts and commissions, is at least $3,000,000.

Lock-up Agreements

MDV VII and MDV IX, along with all of the Issuer’s directors and officers, and substantially all of the Issuer’s stockholders, optionholders and warrant holders have agreed with the underwriters that for a period of 180 days following April 9, 2014, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, subject to specified exceptions. Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in this agreement.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

A.	Agreement regarding filing of joint Schedule 13D.
B.
Fourth Amended and Restated Investor Rights Agreement, dated as of June 30, 2011, by and among the Issuer and certain of its stockholders, incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-1 (SEC File No. 333-194342), filed with the SEC on March 5, 2014.

C.
Form of Lock-Up Agreement, incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-194342), filed with the SEC on March 20, 2014.

CUSIP No. 00548A106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2014

MDV VII, L.P.		MDV ENF IX, L.P.

By:	Seventh MDV Partners, L.L.C.	By:	Ninth MDV Partners, L.L.C.
Its:	General Partner	Its:	General Partner

By:	/s/ Brett A. Teele	By:	/s/ Brett A. Teele
Name:	Brett A. Teele	Name:	Brett A. Teele
Title:	Authorized Signatory	Title:	Authorized Signatory

MDV VII Leaders’ Fund, L.P.		Seventh MDV Partners, L.L.C.

By:		By:	/s/ Brett A. Teele
Its:	General Partner	Name:	Brett A. Teele
		Title:	Authorized Signatory
By:	/s/ Brett A. Teele
Name:	Brett A. Teele	Ninth MDV Partners, L.L.C.
Title:	Authorized Signatory
		By:	/s/ Brett A. Teele
MDV ENF VII(A), L.P.		Name:	Brett A. Teele
Title: Authorized Signatory
By:
Its:	General Partner
/s/ Jonathan Feiber
By:	/s/ Brett A. Teele	Jonathan Feiber
Name:	Brett A. Teele
Title:	Authorized Signatory

MDV ENF VII(B), L.P.		/s/ Nancy Schoendorf
Nancy Schoendorf
By:
Its:	General Partner
/s/ William Ericson
By:	/s/ Brett A. Teele	William Ericson
Name:	Brett A. Teele
Title:	Authorized Signatory

MDV IX, L.P.

By:	Ninth MDV Partners, L.L.C.
Its:	General Partner

By:	/s/ Brett A. Teele
Name:	Brett A. Teele
Title:	Authorized Signatory

CUSIP No. 00548A106

Exhibit A

AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: April 25, 2014

MDV VII, L.P.		MDV ENF IX, L.P.

By:	Seventh MDV Partners, L.L.C.	By:	Ninth MDV Partners, L.L.C.
Its:	General Partner	Its:	General Partner

By:	/s/ Brett A. Teele	By:	/s/ Brett A. Teele
Name:	Brett A. Teele	Name:	Brett A. Teele
Title:	Authorized Signatory	Title:	Authorized Signatory

MDV VII Leaders’ Fund, L.P.		Seventh MDV Partners, L.L.C.

By:	Seventh MDV Partners, L.L.C.	By:	/s/ Brett A. Teele
Its:	Authorized Signatory	Name:	Brett A. Teele
		Title:	Authorized Signatory
By:	/s/ Brett A. Teele
Name:	Brett A. Teele	Ninth MDV Partners, L.L.C.
Title:	Authorized Signatory
		By:	/s/ Brett A. Teele
MDV ENF VII(A), L.P.		Name:	Brett A. Teele
Title: Authorized Signatory
By:	Seventh MDV Partners, L.L.C.
Its:	General Partner
/s/ Jonathan Feiber
By:	/s/ Brett A. Teele	Jonathan Feiber
Name:	Brett A. Teele
Title:	Authorized Signatory

MDV ENF VII(B), L.P.		/s/ Nancy Schoendorf
Nancy Schoendorf
By:	Seventh MDV Partners, L.L.C.
Its:	General Partner
/s/ William Ericson
By:	/s/ Brett A. Teele	William Ericson
Name:	Brett A. Teele
Title:	Authorized Signatory

MDV IX, L.P.

By:	Ninth MDV Partners, L.L.C.
Its:	General Partner

By:	/s/ Brett A. Teele
Name:	Brett A. Teele
Title:	Authorized Signatory